UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-39436

KE Holdings Inc.

(Registrant’s Name)

Oriental Electronic Technology Building,

No. 2 Chuangye Road, Haidian District,

Beijing 100086

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Appointment of Vice Chairman

On July 25, 2023, KE Holdings Inc. (the “Company”) announces that the board of directors of the Company (the “Board”) has appointed Mr. XU Wangang, an executive director of the Company, as the vice chairman of the Board, effective from July 25, 2023.

In connection with the appointment, the Company made an announcement on July 25, 2023 with The Stock Exchange of Hong Kong Limited, which is attached as exhibit 99.1 to this current report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement—Appointment of Vice Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KE Holdings Inc.

	By	:	/s/ XU Tao
	Name	:	XU Tao
	Title	:	Chief Financial Officer

Date: July 25, 2023